# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COMPASS Pathways plc, CIK 0001816590
CUSIP: 20451W101
Title of class of securities: Ordinary Shares, par value (pound)0.008 per share, represented by American Depositary Shares
Address of issuer's principal executive offices: 33 Broadwick Street,, London, United Kingdom (X0), W1F 0DQ
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,174,494; shared voting power 0; sole dispositive power 3,174,494; shared dispositive power 0; aggregate amount beneficially owned 3,174,494 (3.2% of the class)
  Comment: The number represents 3,174,494 ordinary shares, par value (pound)0.008 per share (the "Ordinary Shares") of COMPASS Pathways plc (the "Issuer"), which are represented by 3,174,494 American Depository Shares ("ADSs"), issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer's outstanding Ordinary Shares. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  Based on the sum of (i) 96,017,044 Ordinary Shares outstanding of the Issuer as of October 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on November 4, 2025, and (ii) 3,174,494 Ordinary Shares, represented by 3,174,494 ADSs, issuable upon exercise of warrants held of records by Vivo Opportunity Fund Holdings, L.P.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,174,494; shared voting power 0; sole dispositive power 3,174,494; shared dispositive power 0; aggregate amount beneficially owned 3,174,494 (3.2% of the class)
  Comment: The number represents 3,174,494 Ordinary Shares, represented by 3,174,494 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer's outstanding Ordinary Shares. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  Based on the sum of (i) 96,017,044 Ordinary Shares outstanding of the Issuer as of October 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2025, and (ii) 3,174,494 Ordinary Shares, represented by 3,174,494 ADSs, issuable upon exercise of warrants held of records by Vivo Opportunity Fund Holdings, L.P.
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 187,891; shared voting power 0; sole dispositive power 187,891; shared dispositive power 0; aggregate amount beneficially owned 187,891 (0.2% of the class)
  Comment: The number represents 187,891 Ordinary Shares, represented by 187,891 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer's outstanding Ordinary Shares. All securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  Based on the sum of (i) 96,017,044 Ordinary Shares outstanding of the Issuer as of October 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2025, and (ii) 187,891 Ordinary Shares, represented by 187,891 ADSs, issuable upon exercise of certain warrants held of records by Vivo Opportunity Cayman Fund, L.P.
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 187,891; shared voting power 0; sole dispositive power 187,891; shared dispositive power 0; aggregate amount beneficially owned 187,891 (0.2% of the class)
  Comment: The number represents 187,891 Ordinary Shares, represented by 187,891 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer's outstanding Ordinary Shares. All securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  Based on the sum of (i) 96,017,044 Ordinary Shares outstanding of the Issuer as of October 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2025, and (ii) 187,891 Ordinary Shares, represented by 187,891 ADSs, issuable upon exercise of certain warrants held of records by Vivo Opportunity Cayman Fund, L.P.

## Item 1. Issuer
Name of issuer: COMPASS Pathways plc
Address of issuer's principal executive offices: 33 Broadwick Street, London W1F 0DQ, United Kingdom

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P. and its General Partner Vivo Opportunity, LLC

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301.
Citizenship:
Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership.

Vivo Opportunity, LLC, a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned and (b) percent of class: The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 3,174,494 Ordinary Shares, represented by 3,174,494 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99%.

Vivo Opportunity, LLC: 3,174,494 Ordinary Shares, represented by 3,174,494 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99%.

Vivo Opportunity Cayman Fund, L.P.: 187,891 Ordinary Shares, represented by 187,891 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99%.

Vivo Opportunity Cayman, LLC: 187,891 Ordinary Shares, represented by 187,891 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99%.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 3,174,494 Ordinary Shares, represented by 3,174,494ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99%.

Vivo Opportunity, LLC: 3,174,494 Ordinary Shares, represented by 3,174,494 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99%.

Vivo Opportunity Cayman Fund, L.P.: 187,891 Ordinary Shares, represented by 187,891 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99%.

Vivo Opportunity Cayman, LLC: 187,891 Ordinary Shares, represented by 187,891 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99%.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (11/14/2025)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (11/14/2025)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (11/14/2025)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (11/14/2025)